UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
ODIMO INCORPORATED

(Exact name of registrant as specified in its charter)
COMMISSION FILE NUMBER 000-51161

Delaware	22-3607813

(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)
9858 Clint Moore Road
Boca Raton, FL 33496

(Address of principal executive offices)
(954) 993-4703

(Registrant’s telephone number, including area code)
November 2, 2010

ODIMO INCORPORATED
INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF ODIMO INCORPORATED. NO VOTE OR OTHER ACTION OF ODIMO’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT, NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND ODIMO A PROXY.
GENERAL
This Information Statement is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”) of Odimo Incorporated (“Odimo” or the “Company”) as of the close of business on October 29, 2010 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in the majority control of Odimo’s Board of Directors (the “Board”) other than by a meeting of stockholders pursuant to the entry of a share exchange agreement (the “Agreement”) on October 29, 2010, by and among the Company and Elao, LLC, a Florida limited liability company (“Elao”), on the one hand, and Standard Crushed Stone Industry Limited, a Cayman islands company (“SCSI”) and Republic Rock United Industry Limited, a British Virgin Islands company and the sole shareholder of SCSI (the “SCSI Shareholder”), on the other hand. This Information Statement is being distributed on or about November 2, 2010.
Under the terms of the Agreement, the Company will, at the closing of the share exchange transaction (the “Closing”), acquire 100% of SCSI’s issued and outstanding share capital from the SCSI Shareholder, and in exchange, the Company will issue 235,281,759 shares of restricted common stock, par value $0.001 per share, as consideration for the transaction. Following the Closing, SCSI will become a wholly-owned subsidiary of the Company.
It is anticipated that the share exchange will occur on or about November 12, 2010, but no earlier than ten days after the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the “Commission”) or the date of mailing of this Information Statement to Odimo’s shareholders.
SCSI owns all of the issued and outstanding share capital of Dynasty Raw Materials Industry Limited, a Hong Kong company, which in turns owns all of the issued and outstanding share capital of Shiyan Shanyue Information Consultant Co., Ltd. (“Shiyan Shanyue”), a company in the People’s Republic of China (“PRC”). On or before the Closing, Shiyan Shanyue is expected to enter into a series of contractual arrangements with Hubei Jinlong Cement Co., Ltd., a domestic PRC company (“Jinlong Cement”), pursuant to which Shiyan Shanyue will gain operational control of Jinlong Cement and its business. Jinlong Cement is a cement manufacturer and distributor.
The Agreement provides that the Company’s directors and sole officer will resign their respective positions effective as of the Closing Date (as defined in the Agreement) and that the following persons will be appointed to the Company’s board of directors and as the Company’s officers effective as of the Closing Date:

Name of Incoming Director:
Zhilian Chen
Zhihua Chen
Zhenjun Wu

Name of Incoming Officers:	Offices:
Zhilian Chen	Chief Executive Officer
Zhihua Chen	Chief Financial Officer and Secretary
Each of these incoming directors and officers of the Company is described in more detail below.

PROPOSED CHANGE IN CONTROL TRANSACTION
There can be no assurances that the share exchange transaction will be completed. If it does, at the Closing, the Company will issue 235,281,759 shares of restricted common stock, par value $0.001 per share, as consideration for the transaction or approximately 95.50% of the then total issued and outstanding shares of the Company’s common stock, with the balance of 4.50% held by current stockholders of the Company.
The issuance of the Company’s common stock in the share exchange transaction is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Regulation S and Regulation D promulgated thereunder. No registration statement covering these securities has been or is expected to be filed with the Securities and Exchange Commission (“SEC”) or with any state securities commission. The directors of the Company and SCSI have each approved the Agreement and the transactions contemplated thereunder.
The Agreement is included as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated October 29, 2010, and filed with the SEC on November 1, 2010. The discussion of the Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.
VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS
1. Voting Securities of the Company
As of October 29, 2010, there were 11,086,575 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.
2. Security Ownership of Certain Beneficial Owners and Management
Security Ownership Prior To Change Of Control
The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of October 29, 2010, for each of the following persons: (i) each of the directors and executive officers; (ii) all of the directors and executive officers as a group; and (iii) each person who is known by us to own beneficially five percent or more of the Company’s common stock. Unless otherwise noted, the address of the shareholders shown on the table is c/o Odimo Incorporated 9858 Clint Moore Road, Boca Raton, Florida 33496.

Common Stock Beneficially Owned
	Number of	Percentage of
	Shares	class beneficially
	beneficially	owned after the
Executive Officers and Directors:	owned(1)	Transaction(1)
Alan Lipton (2)(3)	4,274,629	38.56%
Amerisa Kornblum (4)	178,571	1.6%
Stanley Stern	4,000	*
Steven Tishman	—	—
All directors and executive officers as a group (four persons)	4,457,200	40.20%

5% Shareholders:
Elao, LLC (2)	3,096,058	27.93%
Lily Maya Lipton Family Trust (c/o Alan Lipton, Trustee) (2)	4,274,629	38.56%
Relao 2, LLC (4)	1,178,571	10.63%
Bruce Galloway/Gary Herman (5)	2,578,027	23.25%

*	Less than 1%.

(1)	Based on 11,086,575 shares of common stock outstanding as of October 29, 2010. Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on October 29, 2010.

(2)	Lily Maya Family Trust (the “Lily Trust”) is the sole member of Elao, LLC, a Florida limited liability company. Alan Lipton is the sole trustee of the Lily Trust and his daughter Lily Maya Lipton is the sole lifetime beneficiary. Both the Lily Trust and Alan Lipton have shared voting and dispositive power over the shares owned by Elao, LLC. Alan Lipton has shared voting and dispositive over the shares owned by the Lily Trust.

(3)	Includes 1,682 shares held by Lipton Partnership, a general partnership in which Alan Lipton has a beneficial interest.

(4)	Does not include shares held by Elao, LLC. Each of Ms. Kornblum and an entity, the principals of which are the same principals of Relao 2, LLC, have a contingent contractual right to receive 33.3% of the proceeds upon sale of these shares. The principals of Relao, LLC and Relao 2, LLC are shareholders, directors and officers of Berman Rennert Vogel & Mandler, P.A., a law firm who has and continues to provide legal services to the Company.

(5)	The address for Mssrs. Galloway and Herman is 720 Fifth Avenue, New York, NY 10019. Represents 786,582 shares of common stock held by Mr. Galloway’s Individual Retirement Account which Mr. Galloway has sole power to vote and dispose, 37,500 shares of common stock held by Mr. Galloway’s children for which he has the sole power to vote and dispose, and 1,753,945 shares of common stock held by Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”) for which Messrs. Galloway and Herman have the shared power to vote and dispose. Messrs. Galloway and Herman are managing members of Galloway Capital Management, LLC, the general partner of STEP. Messrs. Galloway and Herman disclaim beneficial ownership of the shares of common stock directly beneficially owned by STEP except for: (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of his being a limited partner of STEP.

Security Ownership After Change Of Control
The following table sets forth information regarding the beneficial ownership of the Company’s common stock, immediately after the expected Closing Date and assuming the completion of the share exchange transaction, for each of the following persons: (i) each of the incoming directors and executive officers; (ii) all such incoming directors and executive officers as a group; and (iii) each person who is expected to own beneficially five percent or more of the Company’s common stock. Unless otherwise noted, the address of the shareholders shown on the table is: Economic Development District, Yun County, Hubei Province, People’s Republic of China 442500.

Common Stock Beneficially Owned
	Number of	Percentage of
	Shares	class beneficially
	beneficially	owned after the
Incoming Executive Officers and Directors:	owned(1)	Transaction(1)
Zhilian Chen (2)	186,082,003	86.32%
Zhihua Chen (2)	9,201,857	4.27%
Zhenjun Wu (2)	9,201,857	4.27%
All directors and executive officers as a group (3 persons)	204,385,717	94.86%

5% Shareholders:
Republic Rock United Industry Limited (3)	204,485,717	94.86%

(1)	Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)	Represents shares to be held directly by Republic Rock United Industry Limited (“Republic Rock”), a British Virgin Islands company and sole shareholder of SCSI immediately prior to the Closing under the Agreement. Pursuant to the terms of the Agreement and assuming the completion of the share exchange transaction thereunder, the Company will issue 204,485,717 common shares to Republic Rock at the Closing, of which Mr. Zhilian Chen will be the indirect beneficiary of 186,082,003 common shares, Mr. Zhihua Chen the indirect beneficiary of 9,201,857 common shares, and Mr. Zhenjun Wu the indirect beneficiary of 9,201,857 common shares, corresponding to their respective ownership percentages in Republic Rock. Percentage totals may vary slightly due to rounding.

(3)	The shareholders of Republic Rock are Mr. Zhilian Chen (91.0%), Mr. Zhihua Chen (4.5%) and Mr. Zhenjun Wu (4.5%). All three are also the directors of Republic Rock. As such, they are deemed to have or share investment control over Republic Rock’s portfolio. Assuming the completion of the share exchange transaction under the Agreement, the numbers of Company common shares reported herein as to be beneficially owned by Mssrs. Zhilian Chen, Zhihua Chen and Zhenjun Wu will be held by Republic Rock, which they in turn will own indirectly through their respective ownership interests of Republic Rock.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16(a) of the Securities Exchange Act of 1934 requires that our directors and executive officers and persons who own more than 10% of our common stock file initial reports of ownership and reports of changes of ownership with the SEC. Reporting persons are required by the SEC regulations to furnish us with copies of all Section 16(a)

forms they file. These reports are available for review on our website at www.odimo.com. Based solely on a review of these reports, we believe that all directors and executive officers complied with all Section 16(a) filing requirements for 2009.
DIRECTORS AND EXECUTIVE OFFICERS
The following tables set forth information regarding the Company’s current executive officers and directors:

Name	Age	Positions
Alan Lipton	59	Chairman of the Board, Class III Director
Amerisa Kornblum	48	Chief Executive Officer, President, Chief Financial Officer, Secretary and Treasurer
Stanley Stern (1)	53	Class I Director
Steven Tishman (2)	54	Class II Director

(1)	Member of the Compensation Committee and Nominating Committee.

(2)	Member of the Audit Committee.
Alan Lipton has been our Chairman of the Board of Directors since May 2004 and a member of our Board of Directors since November 1999. From November 1999 through May 11, 2006, Mr. Lipton was our Chief Executive Officer and President. From 1983 to 1994 Mr. Lipton was the Chief Executive Officer of Jan Bell Marketing, Inc., which was a publicly held watch and jewelry retailer and supplier to wholesale price clubs. After retiring from Jan Bell Marketing in 1994, Mr. Lipton founded the Lipton Foundation, a philanthropic organization. From 1994 to the present, Mr. Lipton has been involved with the Lipton Foundation and in various real estate development projects in South Florida.
Amerisa Kornblum has been our Chief Financial Officer and Treasurer since November 1999, our Secretary since November 2005 and our Chief Executive Officer and President since January 2007. From October 1997 to November 1999, Ms. Kornblum served as Chief Financial Officer of Gold Coast Media, Inc. From 1994 through 1997, Ms. Kornblum was a financial systems consultant, for various catalog and retail companies. From 1988 to 1993, Ms. Kornblum worked for Jan Bell Marketing, Inc. in various capacities, including Controller, Director of Internal Audit, and Director of Investor Relations. From 1985 to 1988, Ms. Kornblum was a senior auditor for Deloitte & Touche LLP. Ms. Kornblum is a certified public accountant in the State of Florida. Ms. Kornblum is married to Jeff Kornblum, our former President and Chief Executive Officer.
Stanley Stern was a member of our Board of Directors from November 1999 through May 2004 and rejoined the Board in February 2005. Since 2007, Mr. Stern has been head of technology investment banking with Oppenheimer & Co., Inc. From March 2004 through 2006, Mr. Stern was a Managing Director and head of investment banking with Oppenheimer & Co. Inc. From February 2002 to March 2004, Mr. Stern served as a Managing Director and head of investment banking with C.E. Unterberg, Towbin, an investment banking firm. From January 2000 to February 2002, Mr. Stern served as Managing Director of STI Ventures Advisory USA Inc. and as a member of the board of directors and the investment committee of STI Ventures. Mr. Stern also serves as the chairman of the board of Tucows, Inc., and is a director of Fundtech, a provider of financial payment processing solutions.
Steven Tishman has been a member of our Board of Directors since February 2005. Since October 2002, he has been a Managing Director of Rothschild Inc., a merchant banking firm. From November 1999 to July 2002, Mr. Tishman was a Managing Director of Robertson Stephens, Inc., an investment banking firm. Mr. Tishman is also a director of Cedar Fair, L.P., an operator of amusement parks.
Board Committees
Our Board of Directors has determined that Mr. Tishman satisfies the definition of “audit committee financial expert” as promulgated by the SEC by virtue of his educational and work experience as described above and is independent from our executive officer in accordance with the definition of “independence” as promulgated by the American Stock Exchange.

Code of Conduct and Ethics
Our Board of Directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable federal securities laws and the Nasdaq Rules. Upon written request to our Corporate Secretary, Odimo Incorporated, 9858 Clint Moore Road, Boca Raton, Fl , we will provide, without charge, any person with a copy of our Code of Conduct and Ethics.
Legal Proceedings
The Company is not aware of any legal proceedings to which any current or prospective director, officer, affiliate of the Company, or owner of more than five percent of the Company’s Common Stock (beneficially or of record) is a party adverse in interest to the Company.
Family Relationships
There are no family relationships between or among any of the current executive officers and directors.
Involvement in Certain Legal Proceedings
None of our current executive officers and directors has, during the past ten years:
(a)	Had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	Been convicted in a criminal proceeding or subject to a pending criminal proceeding;

(c)	Been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; and

(d)	Been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.
Director Independence
The board of directors has determined that, with the exception of Alan Lipton, the Chairman of our board of directors, all of the members of our board are “independent directors” as that term is defined in the listing standards of the American Stock Exchange. Such independence definition includes a series of objective tests, including that the director is not an employee of the company and has not engaged in various types of business dealings with the company. In addition, as further required by the American Stock Exchange listing standards, the board of directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The current leadership structure of our Board separates the office of Chairman of the Board and sole principal executive officer. We believe this arrangement provides effective oversight of the performance of our principal executive officer and enhances information flow to our Board.
Director and Officer Compensation
Since January 2007, Amerisa Kornblum has been our only executive officer. From January 2007 through December 2007, we paid Ms. Kornblum $2,500 per month. Commencing January 2008, Ms. Kornblum agreed to continue to serve in her capacity as our sole executive officer for no compensation. Since January 2007, Ms. Kornblum has served us as our sole executive officer with no written employment agreement. Due to our severely limited resources we are unable to attract other executive talent and we are unable to offer any compensation to Ms. Kornblum. While we have, in the past and may in the future grant stock options as a means to attract and provide equity incentives to executives, no options have been granted since 2004 and all options that have heretofore been granted to prior executive officers have been cancelled.
Amerisa Kornblum, our sole executive officer (the “Named Executive”) was paid no compensation and no amounts were accrued for her services during 2008 and 2009.
Stock Options /Equity Awards
No stock options or equity awards were granted, exercised or outstanding in favor of any of the Named Executive during our fiscal year ended December 31, 2009.
Pension Benefits
We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.
Nonqualified Deferred Compensation
We do not have any plan that provides for deferred compensation.
Stock Ownership Guidelines
We have not implemented stock ownership guidelines for our executive officers.
Compensation Committee Interlocks and Insider Participation
As a Smaller Reporting Company as defined Rule 12b-2 of the Exchange Act and in Item 10(f)(1) of Regulation S-K, we are not required to provide the information requested by this section.
Director Compensation
We do not pay directors compensation but have in the past, reimbursed directors for certain expenses incurred by them in connection with their duties to the Company.
Communications with Directors
Stockholders may communicate with our Board of Directors or one or more directors by sending a letter addressed to our Board or to any one or more directors in care of our Corporate Secretary, Odimo Incorporated, 9858 Clint Moore Road, Boca Raton, Fl, in an envelope clearly marked “Stockholder Communication.” Our Corporate Secretary’s office will forward such correspondence unopened to Mr. Tishman, or another independent director as the Board of Directors may specify from time to time, unless the envelope specifies that it should be delivered to another director. If multiple communications are received on a similar topic, our Corporate Secretary may, in her discretion, forward only representative correspondence.
Executive Officers and Directors After the Change in Control
The Agreement provides that, on the Closing Date, the Company’s current board of directors and officers will resign and the following persons shall be appointed as executive officers and directors of Odimo. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Positions
Zhilian Chen	40	Chief Executive Officer and Chairman of the Board Class I Director
Zhihua Chen	51	Chief Financial Officer, Secretary and Class II Director
Zhenjun Wu	38	Class III Director

Zhilian Chen graduated from Zhejiang University of Industry and Commerce in July, 1992, with a bachelor degree in financial management. Mr. Chen is the Chairman of Jinlong Cement, a position he has held since October 2004, and has been responsible for the development of that company’s business and operational strategies. Mr. Chen has considerable industry-related experience, having formerly worked as the general manager at Hubei Yunmeng Jiangbei Industry & Commerce Co., Ltd., a trading company, from October 1999 to October 2004, where he oversaw that company’s marketing and sales as well as its day-to-day operations, and as the sales manager at Zhejiang Xishan Construction Material Group, a cement production collective, from September 1989 to September 1999.
Zhihua Chen graduated from Zhejiang Radio and Television University in July 1995 with a bachelor degree in financial management. Since January 2009, Mr. Chen has been the chief financial officer and a director of Jinlong Cement . Mr. Chen formerly worked as the chief financial officer at Hubei Zaoyang Cement Plant and Shaanxi Kanghua Construction Material Co., Ltd., both cement production companies, from October 2000 to December 2008, where he supervised their respective accounting departments and prepared their tax returns. Certain owners of Jinlong Cement also have ownership interests in these companies and as such, they are both deemed related parties of Jinlong Cement.
Zhenjun Wu graduated from Zhejiang University of Industry and Commerce in July 1993 with a bachelor degree in electronic engineering. Mr. Wu formerly worked as the general manager in Shaanxi Golden Dragon Cement Co., Ltd., a cement production company, from August 2007 to July 2008, where he was responsible for managing its construction planning office. Mr. Wu was the sales director in Shaanxi Kanghua Construction Material Co., Ltd., a cement production company, from April 2002 to July 2007, where he supervised the sales staff. Because certain owners of Jinlong Cement also have ownership interests in these two companies, they are deemed related parties of Jinlong Cement. Prior to that, Mr. Wu worked for the Zhejiang Administration of Telecommunication, Lanxi Office, a subsidiary of China Telecom, as an inspector from September 1993 to March 2002, which is unrelated to or affiliated with Jinlong Cement.
Zhilian Chen and Zhihua Chen are first cousins. Zhilian Chen and Zhenjun Wu are second cousins.
To the best of the Company’s knowledge, none of these officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. To the best of the Company’s knowledge, none of these officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past ten years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The Company
We had previously borrowed from Alan Lipton, our Chairman of the Board of Directors the net sum of $525,000. We issued to Mr. Lipton an 8% promissory note in exchange for the funds (the “Note”). Under the Note, $525,000 plus all interest was repayable by the Company upon the earlier to occur of (a) January 16, 2010; or (ii) the occurrence of a change in control of the Company. Our repayment obligation under the Note was secured by all of the Company’s assets. We used the proceeds of the loans from Mr. Lipton for working capital purposes, including payment of our existing liabilities. As of April 14, 2008, we were informed by Alan Lipton that he had released us from repaying all amounts we owed to him under the Note.
On March 2, 2009 we sold 3,333,333 newly issued shares of our common stock, par value $.001, to four investors for a gross purchase price of $50,000. An entity controlled by Alan Lipton, our Chairman of the Board purchased 1,000,000 of these shares. There were no underwriting discounts or commissions paid in connection with the sale of these shares. On February 4, 2008 we sold 714,284 newly issued shares of our common stock, par value $.001, to three investors for a gross purchase price of $100,000. An entity controlled by Alan Lipton, our Chairman of the Board and Amerisa Kornblum, our President and Chief Financial Officer each purchased 178,571 of these shares. There were no underwriting discounts or commissions paid in connection with the sale of these shares.
We may seek to raise additional capital through the issuance of equity or debt, including loans from related parties, to acquire sufficient liquidity to satisfy our future liabilities. Such additional capital may not be available timely or on terms acceptable to us, if at all. Our plans to repay our liabilities as they become due may be impacted adversely by our inability to have sufficient liquid assets to satisfy our liabilities.
Our audit committee is charged with monitoring and reviewing issues involving potential conflicts of interests and reviewing and approving all related party transactions. In general, for purposes of the Company’s written policy, a related party transaction is a transaction, or a material amendment to any such transaction, involving a related party and the Company involving $120,000 or more. Our policy required the audit committee to review and approve related party transactions. In reviewing and approving any related party transaction or material amendment to any such transaction, the audit committee must satisfy itself that it has been fully informed as to the related party’s relationship to the Company and interest in the transaction and as to the material facts of the transaction, and must determine that the related party transaction is fair to the Company.
SCSI
Set forth below are the related party transactions of SCSI, its subsidiaries and Jinlong Cement as of the dates indicated:

		September
	Jun 30, 2010	30, 2009
Due from related parties	$5,856,370	$4,950,703

Amounts due from related parties were $5,856,370 and $4,950,703 as of June 30, 2010 and September 30, 2009, respectively. These amounts are interest free, unsecured and due upon on demand. Related parties include owners of Jinlong Cement and other companies which the owners hold interests in. The purpose of these transactions is to facilitate the cash flow needs of the related parties. The repayment in full in cash of these due from related parties amounts is a condition precedent to the close of the share exchange transaction. Jinlong Cement intends to cease all such practices in the future.

		September
	Jun 30, 2010	30,2009
Due to related parties	$1,998,489	$—
Due to shareholders	86,076	—

	$2,084,565	$—

Amounts due to related parties were $2,084,565 and $0 as of June 30, 2010 and September 30, 2009, respectively. These amounts are interest free, unsecured and due upon on demand, and they were incurred in Jinlong Cement’s normal course of business. Related parties include owners of Jinlong Cement and other companies which the owners hold interests in.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1- 800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filings are also available to the public from the SEC’s web site at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ODIMO INCORPORATED
/s/ Amerisa Kornblum
Amerisa Kornblum
Chief Executive Officer

Dated: November 2, 2010